UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 0-32637

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation

405 Fifth Street

Ames, Iowa 50010

REQUIRED INFORMATION

1.

Financial statements and schedule of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2016

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By: Ames National Corporation

By: /s/ Thomas H. Pohlman
Name: Thomas H. Pohlman
Title: CEO

EXHIBIT INDEX

Exhibit Number	Exhibit

23	Consent of Independent Registered Accounting Firm

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

Ames, Iowa

FINANCIAL STATEMENTS

AND SUPPLEMENTARY SCHEDULE

December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Ames National Corporation 401(k) Profit Sharing Plan

Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen, LLP

Charlotte, North Carolina

June 24, 2016

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014

NON-INTEREST BEARING CASH	$331,423	$314,101

PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual funds	25,057,758	24,609,409
Common stock fund	1,927,391	2,255,506
Common/collective trust	413,676	-
Total investments, at fair value	27,398,825	26,864,915

RECEIVABLES
Contributions receivable from employer	1,628	45
Contributions receivable from employee	-	77
Notes receivable from participants	157,484	158,137
Total receivables	159,112	158,259

NET ASSETS AVAILABLE FOR BENEFITS	$27,889,360	$27,337,275

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2015 and 2014

	2015	2014
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$-	$1,461,888
Dividends	740,619	784,563
Interest	1,807	146

Total investment income	742,426	2,246,597

Interest income from notes receivable from participants	4,262	5,159

Contributions:
Employer	679,863	630,843
Participants	938,947	830,452
Rollovers	483,510	102,338

Total contributions	2,102,320	1,563,633

Total additions	2,849,008	3,815,389

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investments	1,201,865	-
Benefits paid to participants	1,092,263	1,203,846
Operating expenses	2,795	1,880

Total deductions	2,296,923	1,205,726

NET INCREASE	552,085	2,609,663

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	27,337,275	24,727,612

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$27,889,360	$27,337,275

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries: First National Bank, Ames, Iowa; Boone Bank & Trust Co., Boone, Iowa; Reliance State Bank, Story City, Iowa; State Bank & Trust Co., Nevada, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Companies). On November 16, 2015, the Plan changed Plan Trustees and the administrative record keepers. The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative record keeper. Prior to November 16, 2015, First National Bank, Ames, Iowa was the Plan's Trustee and Matrix Trust Company was the Plan's administrative record keeper. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies with an original effective date of January 1, 1971. On November 17, 2015, the Plan was most recently amended and restated to: (a) allow new employees and existing employees turning age 21 to begin making salary deferral contributions to the Plan and the corresponding employer matching contribution without a waiting period, (b) automatic enrollment for new employees and existing employees turning age 21, and (c) limiting participant notes receivable to two notes per employee.

Employees are eligible to begin making salary deferral contributions to the Plan upon commencement of employment and will also be eligible for employer matching contributions for employees ages 21 or older. To be entitled to employer nondiscretionary contributions, a participant must generally complete 1,000 hours of service during the Plan year and must be employed by the Companies on the last day of the Plan year.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts are the qualified default investment alternatives.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to the Internal Revenue Service limitations for 2015 and 2014. The Plan provides a matching contribution up to 3% of the participants’ compensation and a nondiscretionary contribution of 3% of the participants’ compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Additionally, each participant age 50 or older may elect to make catch up contributions subject to certain limitations of the Internal Revenue Service. All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Companies’ matching contribution, (c) an allocation of the Companies’ nondiscretionary contribution and (d) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions and the Companies’ matching contributions and earnings thereon. Vesting in the Companies’ nondiscretionary contributions and earnings thereon is based on years of continuous service established after reaching 1,000 hours of credited service in a year. A participant is 100% vested in the Companies’ nondiscretionary contributions after three years of credited service with no vesting prior to that time.

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount. Benefits related to the nondiscretionary contribution are immediately vested on termination of service due to death, disability and normal retirement. Benefits related to the nondiscretionary contribution for other reasons are generally paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service in the year of termination.

Notes receivable from participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable from participants at December 31, 2015, mature through 2025 and the interest rates (as determined by the Plan Administrator) are 2.75% to 5.25%. Principal and interest are paid ratably through payroll deductions, generally, over five years. However, repayment of notes receivable from participants for the purchase of a primary residence may exceed five years, but no longer than ten years. The notes receivable from participants are secured by the balance in the participants’ account.

Forfeited accounts

The forfeitures are used to reduce future contributions from the Companies. During the years ended December 31, 2015 and 2014, forfeitures from nonvested account balances reduced Companies’ contributions each year by approximately $6,000 and $1,000, respectively. At December 31, 2015 and 2014, forfeited nonvested account balances totaled approximately $7,000 and $6,000, respectively. These accounts will be used to reduce future contributions from the Companies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31. Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Current Accounting Developments

The Plan adopted Parts I and II of Auditing Standards Update (ASU) 2015-12, Plan Accounting, during the year ended December 31, 2015. The ASU reduces complexity in employee benefit plan financial reporting and disclosure requirements. Upon adoption of the standard, plans are no longer required to: measure fully benefit-responsive investment contracts at fair value, disaggregate investments by nature, risks and characteristics, and disclose net appreciation or depreciation for investments by general type. This update is effective for annual and interim periods beginning after December 15, 2015 with early adoption permitted. This update was early adopted and has been applied retroactively. The adoption had no impact on the statement of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits for the year ended December 31, 2015.

Non-interest Bearing Cash

Non-interest bearing cash is recorded at cost, which approximates fair value, and is pending allocation to participant accounts.

Investments

Investments are reported at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold as well as unrealized gains and losses on investments held during the year.

Notes receivable from participants

Notes receivable from participants are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Payments of notes receivable from participants are applied to the specific accounts comprising the balance. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent and unpaid notes receivable are reclassified as a distribution against the participant’s vested balance.

Payment of benefits

Benefits are recorded when paid.

NOTE 3 – FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a deposit account at the Plan trustee, which at times, may exceed federally insured limits. Management believes the Plan is not exposed to any significant credit risk on its cash.

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Companies. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

NOTE 5 - RELATED PARTY TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Vanguard is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. Ames National Corporation is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. At December 31, 2015 and 2014, the Plan held 79,269 and 85,007 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $1,925,264 and $2,205,082, respectively. At December 31, 2015 and 2014, the Plan also held cash totaling $331,423 and $314,101.

The Plan sold or distributed 10,591 shares for $262,894 during the year ended December 31, 2015. The Plan purchased 4,853 shares for $120,356 during the year ended December 31, 2015. The Plan sold or distributed 3,710 shares for $96,165 during the year ended December 31, 2014. The Plan purchased 2,343 shares for $51,594 during the year ended December 31, 2014

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 – FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:

Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2:

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatility, prepayment speeds, credit risk); or, inputs derived principally from or can be corroborated by observable market data by correlation or other means.

If the asset or liability has a specified term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 – FAIR VALUE MEASUREMENTS (CONTINUED)

Common/collective trust: Valued at the net asset value (NAV) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account: Valued at cost, which approximates fair value.

The following table presents the balances of assets measured at fair value by level as of December 31:

2015
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$8,852,589	$-	$-	$8,852,589
Target maturity funds	11,969,260	-	-	11,969,260
Other funds	3,711,961	-	-	3,711,961
Money market fund	523,948	-	-	523,948
Total mutual funds	25,057,758	-	-	25,057,758

Common/collective trust	-	413,676	-	413,676

Common stock fund:
Ames National Corporation, common stock	1,925,264	-	-	1,925,264
Money market account	-	2,127	-	2,127
Total common stock fund	1,925,264	2,127	-	1,927,391

Total investments at fair value	$26,983,022	$415,803	$-	$27,398,825

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 – FAIR VALUE MEASUREMENTS (CONTINUED)

2014
Description	Level 1	Level 2	Level 3	Total

Assets:
Mutual funds:
Indexed funds	$14,845,442	$-	$-	$14,845,442
Target maturity funds	4,329,208	-	-	4,329,208
Other funds	4,961,033	-	-	4,961,033
Money market fund	473,726	-	-	473,726
Total mutual funds	24,609,409	-	-	24,609,409

Common stock fund:
Ames National Corporation, common stock	2,205,082	-	-	2,205,082
Money market account	-	50,424	-	50,424
Total common stock fund	2,205,082	50,424	-	2,255,506

Total investments at fair value	$26,814,491	$50,424	$-	$26,864,915

NOTE 7 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participants will become 100% vested in their accounts.

NOTE 8 - TAX STATUS

The determination letter received for the Plan prototype document was dated May 28, 2014. In this letter, the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax. The Plan has not applied for its own determination letter. The prototype plan has not been amended since receiving the determination letter.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Department of Labor initiated a review of the Plan in 2013. The review of the Plan was completed in 2015 with no significant issues.

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 9- RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10 – SUBSEQUENT EVENTS

In preparing these financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 24, 2016, the date the financial statements were issued.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY SCHEDULE

AMES NATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan #002 EIN # 42-103907

December 31, 2015

	(b)			(e)
	Identity of issuer, borrower,	(c )	(d)	Fair
(a)	lessor, or similar party	Description of investment	Cost	Value

*	Assets held by First National Bank, Ames, Iowa, as Trustee

	American Funds Capital Income Builder Fund; Class R6	Mutual fund	**	$180,794
	American Funds EuroPacific Growth Fund; Class R-6	Mutual fund	**	411,480
	American Funds Growth Fund of America; R-6	Mutual fund	**	1,083,129
	American Funds Income Fund of America Fund; Class R6	Mutual fund	**	201,935
	American Funds Washington Mutual Investors Fund; Class R6	Mutual fund	**	620,535
	Davis New York Venture Fund; Class Y	Mutual fund	**	777,850
	Oppenheimer Developing Markets Fund; Class I	Mutual fund	**	436,238
	PIMCO Total Return Fund; Institutional Class	Mutual fund	**	155,675
*	Vanguard 500 Index Fund Admiral Shares	Mutual fund	**	1,429,118
*	Vanguard Balanced Index Fund Admiral Shares	Mutual fund	**	2,762,230
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund	**	2,752,173
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund	**	4,103,370
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund	**	2,505,507
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund	**	1,027,589
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund	**	293,293
*	Vanguard Institutional Target Retirement Income Fund	Mutual fund	**	1,287,328
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual fund	**	1,813,316
*	Vanguard Prime Money Market Fund	Mutual fund	**	523,948
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual fund	**	1,240,150
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund	**	233,325
*	Vanguard Total International Stock Index Fund Admiral Shr	Mutual fund	**	339,511
*	Vanguard Total Stock Market Index Fund Admiral Shares	Mutual fund	**	879,264
	Total			25,057,758

*	Common/collective trust, Vanguard Retirement Savings Trust V	Common/collective trust	**	413,676

*	Ames National Corporation, common stock	Common stock fund	**	1,925,264
	VGI Prime money market account	Common stock fund	**	2,127
	Total			1,927,391

*	Notes receivable from participants	Interest rates of 2.75% to 5.25% and maturity dates from February 2016 through August 2025.	$-	$157,484

	Total			$27,556,309

*	Indicates a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and, therefore, is not included